Martin C. Glass 212.813.8891 MGlass@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

April 2, 2012

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Greektown Superholdings, Inc. Preliminary Proxy Statement on Schedule 14A filed March 20, 2012 Filed by Brigade Leveraged Capital Structures Fund Ltd., et al. File No. 0-53921

Dear Mr. Hindin:

On behalf of Brigade Leveraged Capital Structures Fund Ltd., Brigade Capital Management, LLC, Donald E. Morgan, III and Neal P. Goldman (collectively, “Brigade”), we hereby provide Brigade’s responses to the letter dated March 29, 2012 (the “Comment Letter”) setting forth comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above. On the date hereof, Brigade has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which includes the amendments described herein.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Schedule 14A

General

1.               We understand that the filing persons intend to revise the proxy statement to reflect that one of its nominees, James A. Barrett, Jr., will be included on the Company’s

Perry J. Hindin

April 2, 2012

proposed slate of nine directors for election at the annual meeting. We will review such changes when filed.

Brigade has revised the Proxy Statement to reflect that it is now seeking to elect one director nominee.

Incorporation by Reference, page 12

2.               The filing persons refer shareholders to information that will be contained in the Company’s proxy statement. We presume that the filing persons are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the filing persons determine to disseminate the proxy statement prior to the distribution of the Company’s proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to the filing persons’ intent in this regard.

Brigade has revised the Proxy Statement to clarify that it undertakes to provide the omitted information to security holders.

Election of Directors, page 7

3.               We note disclosure in the second to last paragraph on page 8 that the filing persons reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Brigade will not seek authority to vote for substitute nominees. Accordingly, Brigade has deleted the second to last paragraph on page 8.

Quorum and Votes required to Elect Directors and Adopt Proposals, page 9

4.               The third and last sentences of this paragraph appear to contradict each other. Please revise or advise.

Brigade has revised this paragraph by deleting the last sentence.

Perry J. Hindin

April 2, 2012

Solicitation of Proxies, page 10

5.               Disclosure indicates that the filing persons may solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Brigade confirms its understanding of Rule 14a-6(b) and (c) and that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under cover of Schedule 14A on the date of first use.

Enclosed please also find a signed statement from Brigade making the acknowledgement requested in the Comment Letter.

Please do not hesitate to contact me at (212) 813-8891 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Steven Vincent, General Counsel Brigade Leveraged Capital Structured Fund Ltd.